Exhibit 99.1

RELEVANT FACT

GERDAU S.A., in compliance with Regulation CVM (Brazilian Security and Exchange Commission) # 358 of January 3, 2002, announces to its shareholders and investors that its subsidiary GERDAU HUNGRIA HOLDINGS LIMITED LIABILITY COMPANY completed on this day, together with a company belonging to the Santander Group and another formed by the main executives of the Sidenor Group, the acquisition of all the capital stock of CORPORACIÓN SIDENOR, S.A., in Spain, as informed in the Relevant Fact published on November 15th, 2005. The amount relative to the Gerdau Hungria Holdings Limited Liability Company stake was paid proportionally to its stake of 40% in the capital stock of Corporación Sidenor, S.A., and the corresponding shares transferred.

With the conclusion of the mentioned acquisition, the buyers of Corporación Sidenor, S.A., through Sidenor Internacional, S.L., will file in the next 30 days a request with the CVM for authorization to make a public offering to acquire Aços Villares S.A. shares due to the change of control, and with no intention to delist, as per CVM Regulation 361/02.

Rio de Janeiro, January 10, 2006.

Osvaldo B. Schirmer

Executive Vice-President

Director of Investor Relations